Exhibit 99.2

SCAILEX CORPORATION LTD.
48 Ben Zion Galis Street, Segula Industrial Area,

Petach Tikva, 49277 Israel

January 20, 2009

SUPPLEMENT TO PROXY STATEMENT FOR

2008 ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Scailex Corporation Ltd. (“Scailex”, “Company”, “we” or “our”):

        The following information, being mailed to shareholders on or about January 20, 2009, supplements and amends the Notice of 2008 Annual and Extraordinary General Meeting of Shareholders and accompanying Proxy Statement (the “Proxy Statement”), dated January 7, 2008, being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2008 Annual and Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on Thursday, February 5, 2009 at 11:00 a.m. (Israel time) at our offices at 48 Ben Zion Galis Street, Segula Industrial Area, Petach Tikva, Israel, and at any adjournment thereof.

        The purposes of this Supplement are: (a) as regards Item 3 of the agenda for the Meeting, to confirm that the maximum total amount of indemnification to which office holders are entitled had been approved by shareholders; and (b) as regards Item 4 of the agenda for the Meeting: (i) to augment the explanation relating to personal interest in the proposed resolution; (ii) to disclose the existence of an earlier valuation provided by Giza Singer Even Ltd. (“Giza”) in respect of the Company’s shares; and (iii) to provide certain additional confirmations or disclosures.

        The information contained in this Supplement should be read in conjunction with the Proxy Statement. There is no change in the time and place of the Meeting, or the record date to determine shareholders entitled to notice of and to vote at the Meeting, or in the wording of the resolutions being proposed at the Meeting.

ITEM 3 – GRANT OF INDEMNIFICATION AND EXCULPATION TO MR. ILAN BEN DOV

        Supplemental to the Proxy Statement, it should be noted that the maximum total amount of indemnification of $100 million, to which office holders of the Company are entitled under the Indemnification Letter provide to them by the Company, was approved in 2005 by a general meeting of the Company’s shareholders .

        The board of directors recommends a vote FOR approval of the resolution set forth in Item 3 of the Proxy Statement.

ITEM 4 – PURCHASE OF THE COMPANY’S SHARES FROM TAO TSUOT LTD.

Personal Interest

        The resolution proposed in Item 4 of the agenda for the Meeting, to approve the Company entering into an agreement for the purchase of its own shares from Tao Tsuot Ltd. (“Tao”), a company controlled by a controlling shareholder of Scailex, relates to a transaction (the “Transaction”) that the Company considers to be an extraordinary transaction in which a controlling shareholder has a “personal interest” within the meaning set forth in Israel’s Companies Law 5759-1999 (the “Companies Law”) and as described below.

        Accordingly, as stated in the Proxy Statement, pursuant to the Companies Law, the approval of such resolution will require the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy or written ballot, and voting thereon, provided that either: (i) the shares voting in favor of the resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in the approval of the Transaction (disregarding, for such purpose, abstention votes); or (ii) the total number of shares of such shareholders who do not have a personal interest voting against such proposal does not exceed one percent of all of the voting power in Scailex.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the proxy card accompanying the Proxy Statement whether or not he or she has a personal interest in approval of the Transaction.

        It should however be noted, supplemental to the Proxy Statement, that in relation to this resolution, without derogating from applicable law, a person, whose holdings of shares and/or debentures in Tao (to the extent such holdings exist) result in an excess interest that is not slight and negligible in comparison to his or her holdings of shares of the Company, will be considered as having a personal interest in approval of the Transaction.

        Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any “Relative” of the shareholder (e.g. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent and the spouses of each of these), or a personal interest of an entity in which the shareholder (or such Relative thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company.

The Manner in which the Consideration was Determined

        The following text is substituted for the text appearing under the above caption in the Proxy Statement:

        The agreed consideration in the Transaction, namely, the price to be paid by Scailex to Tao for the shares being purchased, was determined in negotiations conducted by the Chairman of Scailex’s investment committee, Dr. Arie Ovadia, and the Company’s management, with Mr. Ilan Ben Dov, in his capacity as Chairman of the board of directors of Tao, and the management of Tao. The agreed consideration was based upon the market price of the Company’s shares, on the one hand, and on the evaluation of the board of directors and management of the Company as to the value of the Company, on the other hand. With regard to this, the Company’s board of directors received a Fairness Opinion from Giza in connection with the consideration for the Transaction (the “Opinion”). The Opinion determined that the purchase of the shares from Tao at the price per share stipulated in the Transaction is fair and reasonable from the point of view of Scailex and its public shareholders.

        It should be noted that at a meeting of the board of directors of the Company, which took place on January 12, 2009, it was brought to the attention of members of the board of directors the fact that, at Tao’s request, Giza had carried out an earlier valuation of the Company in November 2008 (as of September 30, 2008) (the “Valuation”). The Valuation was made for the purposes of examining the impairment in the value of the investment in Scailex in Tao’s books, as at the end of the third quarter of 2008. The Valuation reflected a price of approximately NIS 32.50 for each Scailex share. This fact was not known to the audit committee and board of directors of the Company when they approved the Transaction on December 28, 2008, nor was there reference to it in the Opinion. At a further meeting of the board of directors of the Company, which took place on January 15, 2009, the board of directors discussed this issue and determined that, despite the apparent indication of a conflict of interest in the work of Giza, under the circumstances, this did not constitute a material flaw in the process of approving the Transaction, for the following reasons:

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    1.        The Valuation was carried out for Tao for the purposes of assessing impairment in value in the financial statements of Tao as at September 30, 2008, whereas, for the purposes of the Transaction, Giza provided a fairness opinion as at December 31, 2008.

    2.        The price reflected for the shares of Scailex in the Valuation was approximately NIS 32.5 per share, whereas the price appraised in the Opinion was NIS 33.6 per share.

    3.        The price per share fixed for the Transaction was the result of negotiations. This price is less than the price per share reflected in the Valuation and the price per share appraised in the Opinion. It should also be noted that the Valuation substantiates the worthiness to Scailex of the Transaction. In the Opinion, this price is determined as fair and reasonable from the point of view of Scailex.

    4.        The board of directors of the Company, in its approval of the Transaction at its meeting of December 28, 2008, considered the composition of Scailex’s assets, that is: the bulk is in cash and other financial assets (whose value is clear and determined), in conjunction with the operations recently acquired by Scailex (in September 2008) and their performance. The Opinion relates to the value of the Company itself – the board of directors know the Company and have independent tools to appraise its worth in light of the said composition of its assets. Accordingly, the reliance upon the Opinion was limited. In light of the said composition of the assets of the Company, the board of directors is able to determine that the financial findings of the Opinion were reasonable.

        A copy of the amended Opinion was furnished to the Securities and Exchange Commission (the “SEC”) as an appendix to an exhibit to our report in Form 6-K of January 20, 2009, and may be viewed through the IDEA/EDGAR website of the SEC at www.sec.gov.

Supplemental Disclosure and Confirmations

—	The consideration to be paid to Tao for the purchase by the Company of its own shares will be financed by the Company from its own resources.

—	The audit committee and the board of directors of the Company, in determining whether the Transaction conformed with the statutory requirement as regards the law relating to permitted distributions, took into account the Company’s accumulated cash surpluses, which stood at 430 million shekels (according to the Company’s financial statements for September 30, 2008), as well as the level of the Company’s cash balances, giving it the ability to fulfill its commitments, current and anticipated, as and when they occur.

        The board of directors recommends a vote FOR approval of the resolution set forth in Item 4 of the Proxy Statement.

By order of the Board of Directors, ILAN BEN DOV Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

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